Exhibit 3.236

AMENDED AND RESTATED OPERATING AGREEMENT

OF

HARRAH’S LAS VEGAS NATIONAL GOLF MANAGEMENT COMPANY, LLC

a Nevada Limited Liability Company

This AMENDED AND RESTATED OPERATING AGREEMENT (as amended from time to time, this “Agreement”) of Harrah’s Las Vegas National Golf Management Company, LLC (the “Company”) is made by Harrah’s Operating Company, Inc. (the “Member”) effective as of September 17, 2007, and shall amend and restate, in entirety, all previous Operating Agreements of the Company.

1. Formation of Limited Liability Company. The Company was formed under the name HWOOD, LLC on March 1, 2005 pursuant to Chapter 86 of the Nevada Revised Statutes, as amended from time to time (the “Act”), by the filing of Articles of Organization of the Company with the office of the Secretary of the State of Nevada. Pursuant to the filing of an Amendment to Articles of Organization on August 27, 2007, the name of the Company was changed to Harrah’s Las Vegas National Golf Management Company, LLC. Pursuant to the filing of an amendment to the Articles of Organization on September 17, 2007, the Company shall be manager-managed.

The rights and obligations of the Member and the administration of the Company shall be governed by this Agreement and the Act. To the extent this Agreement is inconsistent in any respect with the Act, this Agreement shall control. The Managers, or any one of them, may execute and file any duly authorized amendments to the Articles of Organization from time to time in a form prescribed by the Act. The Managers, or any one of them, shall also cause to be made, on behalf of the Company, such additional filings and recordings as the Manager shall deem necessary or advisable.

2. Member. Harrah’s Operating Company, Inc. is the sole member of the Company. The principal address of the Member is One Caesars Palace Drive, Las Vegas, Nevada 89109.

3. Purpose. The Company may engage in any and all businesses or activities in which a limited liability company may be engaged under applicable law (including, without limitation, the Act).

4. Name. The name of the Company is Harrah’s Las Vegas National Golf Management Company, LLC.

5. Registered Office; Other Places of Business. The registered office of the Company in the State of Nevada is 502 East John Street, Carson City, NV 89706. The Company may have such other offices as the Managers may designate from time to time.

6. Resident Agent. The agent for service of process in Nevada as of the effective date of this Agreement is CSC Services of Nevada, Inc.

7. Term of Company. The Company commenced on the date the Articles of Organization were properly filed with the Secretary of State of the State of Nevada and shall exist in perpetuity or until its business and affairs are earlier wound up following proper dissolution.

8. Management of Company. All decisions relating to the business, affairs, and properties of the Company shall be made by the Managers. The Managers may appoint one or more officers of the Company using any titles, and may delegate all or some decision-making duties and responsibilities to such persons. Any such officers shall serve at the pleasure of the Managers. To the extent delegated by the Managers, officers shall have the authority to act on behalf of, bind, and execute and deliver documents in the name and on behalf of the Company. In addition, unless otherwise determined the Managers, any officer(s) so appointed shall have such authority and responsibility as is generally attributable to the holders of such officers in corporations incorporated under the laws of the state of Nevada. No delegation of authority hereunder shall cause any Manager to cease to be a Manager. Notwithstanding any other provision in this Agreement, the Managers, or any one of them, have the authority to bind the Company and are authorized to execute and deliver any document on behalf of the Company without any vote or consent of any other person or entity.

9. Standards of Conduct. Whenever the Member and/or Managers are required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing, then the Member and/or Managers shall be entitled to consider only such interests and factors, including its own, as it desires, and shall have no duty or obligation to consider any other interests or factors whatsoever. To the extent that the Member and/or Managers have, at law or in equity, duties (including, without limitation, fiduciary duties) to the Company or other person bound by the terms of this Agreement, the Member and/or Managers acting in accordance with the Agreement shall not be liable to the Company or any such other person for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict the duties of the Member and/or Managers otherwise existing at law or in equity, replace such other duties to the greatest extent permitted under applicable law.

10. Limited Liability. Except as otherwise required by any non-waivable provision of the Act or other applicable law, the Member and Managers shall not be personally liable in any manner whatsoever for any debt, liability, or other obligation of the Company, whether such debt, liability, or other obligation arises in contract, tort, or otherwise.

11. Indemnification. The Company shall indemnify and hold harmless the Member and Managers to the full extent permitted by law from and against any and all losses, claims, demands, costs, damages, liabilities, expenses of any nature (including attorneys’ fees and disbursements), judgments, fines, settlements, and other amounts (collectively, “Costs”) arising from any and all claims, demands, actions, suits, or proceedings (civil, criminal, administrative, or investigative) (collectively, “Actions”) in which the Member and/or Managers may be involved, or threatened to be involved as a party or otherwise, relating to the performance or nonperformance of any act concerning the activities of the Company. In addition, to the extent permitted by law, the Managers may cause the Company to indemnify and hold harmless any officers from and against any and all Costs arising from any or all Actions arising in connection with the business of the Company or by virtue of such person’s capacity as an agent of the Company. Notwithstanding the foregoing, any and all indemnification obligations of the Company shall be satisfied only from the assets of the Company, and the Member and Managers shall have no liability or responsibility therefor.

12. Dissolution and Winding Up. The Company shall dissolve and its business and affairs shall be wound up pursuant to a written instrument executed by the Managers. In such event, after satisfying creditors, all remaining assets shall be distributed to the Member.

13. Amendments. This Agreement may be amended or modified from time to time only by a written instrument executed by the Managers.

14. Governing Law. The validity and enforceability of this Agreement shall be governed by and construed in accordance with the laws of Nevada without regard to other principles of conflicts of law.

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IN WITNESS WHEREOF, the Member hereto has duly executed this Agreement effective as of the above stated date.

MEMBER

Harrah’s Operating Company, Inc.

By:	/s/ Michael D. Cohen
Name:	Michael D. Cohen
Title:	Vice President, Associate General Counsel and Secretary

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